PREEM HOLDINGS AB (PUBL)
Sandhamnsgatan 51
S-1159 Stockholm
Sweden

April 24, 2006

Securities and Exchange Commission

Division of Corporate Finance

Office of Chief Counsel

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re: Preem Holdings AB (publ) Form 8-A (File No. 001-16665)

Ladies and Gentlemen:

Preem Holdings AB (publ), a Swedish company (the “Company”), hereby respectfully requests the immediate withdrawal of the Registration Statement on Form 8-A (File No. 001-16665), together with all exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2001.  The Registration Statement relates to the Company’s 10-5/8% Senior Secured Notes due 2011 (the “Notes”).

The Company is withdrawing the Registration Statement because the Registration Statement was erroneously filed pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and erroneously indicated that the Notes were to be registered pursuant to Section 12(b) of the Exchange Act. The Company did not at any time intend to register the Notes pursuant to Section 12(b) of the Exchange Act.  The Company has not at any time desired to list the Notes on any U.S. national exchange, nor have the Notes have ever been listed on any U.S. national exchange.  No securities of the Company were sold or will be sold under the Registration Statement and the Registration Statement never became effective. Accordingly, the Company hereby requests the immediate withdrawal of the Registration Statement.

The Company is not requesting to withdraw, by means of this application, the Registration Statement on Form F-4 (File No. 333-13724) relating to the Notes, filed with the Commission on August 28, 2001.

If you have any questions concerning this request for withdrawal, please contact either Mitri J. Najjar, Esq. at 011-44-207-459-5071 or Edward A. Tran, Esq. at 011-44-207-459-5057 of LeBoeuf, Lamb, Greene & MacRae, counsel to the Company.

Very truly yours,

PREEM HOLDINGS AB (PUBL)

By:	/s/ Per Höjgård
Name:	Per Höjgård
Title:	Chief Financial Officer